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                           May 22, 2023

       Kevin Britt
       Chief Executive Officer
       Elate Group, Inc.
       305 Broadway, Floor 7
       New York, NY 10007

                                                        Re: Elate Group, Inc.
                                                            Amendment No. 14 to
Registration Statement on Form S-1
                                                            Filed April 25,
2023
                                                            File No. 333-264073

       Dear Kevin Britt:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 14 to Registration Statement on Form S-1 filed April 25,
2023

       Financial Statements
       Report of Independent Registered Public Accounting Firm, page F-2

   1. We note you restated your financial statements for the years ended December 31, 2021 and 2020 to correct
certain misstatements and your auditor included an explanatory paragraph regarding the
correction of the misstatement in their previously issued audit report dated March 17,
2022, except for changes related to the restatement described in
                                                        Note 2 and related
changes to the disclosures in Note 6 as to which were dated June 10,
                                                        2022. Please note it is
unnecessary for your auditor to repeat this paragraph in their subsequent audit
reports. In addition, you are not required to reference the restatement and continue to provide
the disclosures set forth in ASC 250-10-50-7 through 50-9. Refer to AS 2820.17 and ASC
250-10-50-10 and consult with your auditors regarding the
 Kevin Britt
Elate Group, Inc.
May 22, 2023
Page 2
      removal of the reference to the restatement in their audit report and the related financial statements.
        You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John
Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Staff Attorney, at
(202) 551-3905 or Loan Lauren Nguyen at (202) 551-3642 with any other questions.



                                                             Sincerely,
FirstName LastNameKevin Britt
                                                             Division of
Corporation Finance
Comapany NameElate Group, Inc.
                                                             Office of Energy &
Transportation
May 22, 2023 Page 2
cc:       Peter Hogan, Esq.
FirstName LastName